Exhibit 99.1

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Ambow Education Announces Second Quarter 2020 Financial Results

BEIJING, September 15, 2020 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2020.

Dr. Jin Huang, Ambow’s President and Chief Executive Officer, said, “Since various measures that the Chinese government implemented to constrain the COVID-19 outbreak were gradually relaxed during the second quarter, the majority of our schools, tutoring centers and training offices reopened with operations gradually returning to normalcy. As such, our second quarter financial performance significantly improved on a quarter-over-quarter basis, highlighted by a 2,600 basis points increase in Gross Margin. We maintained healthy operating efficiency and profitability with a positive net income in the first half of 2020, demonstrating our capability to navigate the dynamic market during the unprecedented challenging times. Striving for increasing enrollment across all Ambow programs while also deploying stringent cost controls, we are confident in our ability to drive profitable growth and strengthen our leadership position in the career enhancement market in China.”

“Amid pandemic-related and broad-based economic challenges, we remain focused on delivering high quality educational technologies and services to address personalized learning needs in a dynamic learning environment. With the outbreak of COVID-19, the integration of technology into education was further accelerated, which has significantly boosted the demand for online-based education from both students and professionals. To enhance the learning and teaching experience in the COVID-19 environment, Ambow rolled out its next-generation online-to-offline education SaaS platform, Huanyujun Education Hub, which is equipped with our proprietary technologies including hologram live streaming, AI and IoT, all of which are built on our cloud-based infrastructure. Simultaneously drawing upon our extensive educational resources and assets spanning the globe, we believe this mobile-based platform is uniquely positioned to exploit the booming trend in the e-learning industry across a wide spectrum of educational scenarios.” concluded Dr. Huang.

Second Quarter 2020 Financial Highlights

•	Net revenues for the second quarter of 2020 decreased by 8.7% to US$22.0 million from US$24.1 million in the same period of 2019. The decrease was primarily due to a reduction in the recognition of deferred revenue in the period as a result of the one-month extension of spring semester 2020 at the Company’s K-12 schools, which used to concluded at the end of June, and fewer services provided at the Company’s tutoring centers and training offices as a result of social distance and counter measures to COVID-19. This was partially offset by revenue from NewSchool of Architecture and Design, LLC (“NewSchool”), acquired in the first quarter of 2020.

•	Gross profit for the second quarter of 2020 decreased by 14.1% to US$8.5 million from US$9.9 million in the same period of 2019. Gross profit margin was 38.6%, compared with 41.1% for the second quarter of 2019. The decrease in gross profit and margin was mainly attributable to the decrease in net revenues.

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•	Operating expenses for the second quarter of 2020 slightly increased by 1.2% to US$8.5 million from US$8.4 million for the same period of 2019.

•	Net income attributable to ordinary shareholders was US$0.7 million, or US$0.02 per basic and diluted share, compared with a net income of US$1.3 million, or US$0.03 per basic and diluted share, for the second quarter of 2019.

•	As of June 30, 2020, Ambow maintained strong cash resources of US$27.2 million, comprised of cash and cash equivalents of US$13.9 million and short-term investments of US$13.3 million.

First Six Months 2020 Financial Highlights

•	Net revenues for the first six months of 2020 decreased by 15.9% to US$34.8 million from US$41.4 million in the same period of 2019. The decrease was primarily due to due to a reduction in the recognition of deferred revenue in the period as a result of an one-month extension of spring semester 2020 at the Company’s K-12 schools, which used to conclude at the end of June, and fewer services provided at the Company’s tutoring centers and training offices, as operations during the period were temporarily suspended due to the outbreak of COVID-19. This was partially offset by revenue from NewSchool, acquired in the period.

•	Gross profit for the first six months of 2020 decreased by 34.6% to US$10.2 million from US$15.6 million in the same period of 2019. Gross profit margin was 29.3%, compared with 37.7% for the first six months of 2019. The decrease in gross profit and margin was mainly attributable to the decrease of net revenues.

•	Operating expenses for the first six months of 2020 decreased by 8.7% to US$15.7 million from US$17.2 million for the same period of 2019. The decrease was primarily attributable to lower expenditures due to the temporary suspension of operations at schools and tutoring centers in the period as part of the national pandemic containment effort, as well as stringent expense controls to improve operating efficiency.

•	Net income attributable to ordinary shareholders was US$1.5 million, or US$0.04 per basic and diluted share, compared with a net loss of US$2.2 million, or US$0.05 per basic and diluted share, for the first six months of 2019.

The Company's second quarter and first half 2020 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2020 are based on the effective exchange rate of 7.0651 as of June 30, 2020; all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2019 are based on the effective exchange rate of 6.8650 as of June 28, 2019; all amounts translated from RMB to U.S. dollars as of December 31, 2019 are based on the effective exchange rate of 6.9618 as of December 31, 2019. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 15 out of the 34 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

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For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of June 30,		As of December 31,
	2020		2019
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	13,935	98,455	157,600
Restricted cash	2,004	14,160	-
Short term investments, available for sale	11,160	78,849	57,487
Short term investments, held to maturity	2,123	15,000	31,000
Accounts receivable, net	2,914	20,589	17,939
Amounts due from related parties	1,030	7,274	2,318
Prepaid and other current assets, net	21,721	153,464	133,296
Total current assets	54,887	387,791	399,640
Non-current assets:
Property and equipment, net	21,159	149,489	157,463
Land use rights, net	246	1,737	1,759
Intangible assets, net	8,515	60,156	56,607
Goodwill	8,678	61,313	60,353
Deferred tax assets, net	636	4,497	10,195
Operating lease right-of-use asset	42,476	300,100	257,361
Finance lease right-of-use asset	870	6,150	6,450
Other non-current assets, net	12,419	87,743	70,971
Total non-current assets	94,999	671,185	621,159

Total assets	149,886	1,058,976	1,020,799

LIABILITIES
Current liabilities:
Short-term borrowings	1,473	10,409	-
Deferred revenue *	16,328	115,358	165,111
Accounts payable *	1,561	11,047	14,718
Accrued and other liabilities *	27,428	193,780	192,957
Income taxes payable, current *	26,787	189,253	180,715
Amounts due to related parties *	525	3,706	1,971
Operating lease liability, current *	8,254	58,314	53,512
Total current liabilities	82,356	581,867	608,984
Non-current liabilities:
Income taxes payable, non-current *	4,785	33,803	32,152
Operating lease liability, non-current *	36,954	261,087	216,067
Total non-current liabilities	41,739	294,890	248,219

Total liabilities	124,095	876,757	857,203

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and June 30, 2020)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,858,199 and 38,883,199 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	103	731	730
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	13	90	90
Additional paid-in capital	496,698	3,509,224	3,508,745
Statutory reserve	667	4,712	20,185
Accumulated deficit	(473,608)	(3,346,090)	(3,371,815)
Accumulated other comprehensive income	2,115	14,941	6,341
Total Ambow Education Holding Ltd.’s equity	25,988	183,608	164,276
Non-controlling interests	(197)	(1,389)	(680)
Total equity	25,791	182,219	163,596
Total liabilities and equity	149,886	1,058,976	1,020,799

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2020	2020	2019	2020	2020	2019
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	34,771	245,659	282,638	21,994	155,392	164,453
Intelligent program and services	12	83	1,366	10	71	905
Total net revenues	34,783	245,742	284,004	22,004	155,463	165,358
COST OF REVENUES
Educational program and services	(24,391)	(172,324)	(172,520)	(13,431)	(94,891)	(94,323)
Intelligent program and services	(206)	(1,458)	(4,709)	(23)	(160)	(2,851)
Total cost of revenues	(24,597)	(173,782)	(177,229)	(13,454)	(95,051)	(97,174)

GROSS PROFIT	10,186	71,960	106,775	8,550	60,412	68,184
Operating expenses:
Selling and marketing	(3,426)	(24,206)	(25,171)	(1,933)	(13,657)	(11,083)
General and administrative	(11,924)	(84,243)	(92,394)	(6,375)	(45,042)	(46,776)
Research and development	(382)	(2,698)	(468)	(222)	(1,567)	(300)
Total operating expenses	(15,732)	(111,147)	(118,033)	(8,530)	(60,266)	(58,159)

OPERATING (LOSS) INCOME	(5,546)	(39,187)	(11,258)	20	146	10,025

OTHER INCOME (EXPENSES)
Interest income	585	4,135	1,520	304	2,145	1,132
Foreign exchange gain, net	5	35	1	1	9	32
Other income (loss), net	220	1,552	186	21	146	(474)
Gain from deregistration of subsidiaries	552	3,897	1,279	552	3,897	-
Gain on the bargain purchase	5,700	40,273	-	-	-	-
Gain on sale of investment available for sale	149	1,056	419	75	530	140
Total other income	7,211	50,948	3,405	953	6,727	830
INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	1,665	11,761	(7,853)	973	6,873	10,855
Income tax expense	(230)	(1,623)	(7,398)	(334)	(2,362)	(2,257)

NET INCOME (LOSS)	1,435	10,138	(15,251)	639	4,511	8,598
Less: Net loss attributable to non-controlling interest	(100)	(708)	(273)	(42)	(296)	(180)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	1,535	10,846	(14,978)	681	4,807	8,778

NET INCOME (LOSS)	1,435	10,138	(15,251)	639	4,511	8,598

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	1,179	8,328	(3,174)	1,117	7,895	(746)
Unrealized gains on short term investments
Unrealized holding gains arising during period	133	940	700	71	499	420
Less: reclassification adjustment for gains included in net income	95	668	452	54	381	247
Other comprehensive income (loss)	1,217	8,600	(2,926)	1,134	8,013	(573)

TOTAL COMPREHENSIVE INCOME (LOSS)	2,652	18,738	(18,177)	1,773	12,524	8,025

Net income (loss) per share - basic	0.04	0.25	(0.34)	0.02	0.11	0.20

Net income (loss) per share - diluted	0.04	0.25	(0.34)	0.02	0.11	0.20

Weighted average shares used in calculating basic net income (loss) per share	43,577,168	43,577,168	43,469,610	43,583,418	43,583,418	43,503,109

Weighted average shares used in calculating diluted net income (loss) per share	43,577,168	43,577,168	43,469,610	43,583,418	43,583,418	43,647,645

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class C Ordinary		Additional		Earnings	other	Non-
	shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,372,409)	6,341	(680)	163,002
Share-based compensation	-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	154	-	154
Net income/(loss)	-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation	-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award	12,500	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	7,895	-	7,895
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	118	-	118
Deregistration of subsidiaries	-	-	-	-	-	(15,473)	15,473	-	-	-
Net income/(loss)	-	-	-	-	-	-	4,807	-	(297)	4,510
Balance as of June 30, 2020	38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,389)	182,219

Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation	-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award	19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries	-	-	-	-	-	-	-	-	502	502
Net income (loss)	-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019	38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234

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Discussion of Segment Operations

(All amounts in thousands)

	For the six months ended June 30,			For the three months ended June 30,
	2020	2020	2019	2020	2020	2019
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	17,948	126,800	150,958	12,086	85,389	87,165
CP&CE Programs	16,835	118,942	133,046	9,918	70,074	78,193
Total net revenues	34,783	245,742	284,004	22,004	155,463	165,358
COST OF REVENUES
K-12 Schools	(10,550)	(74,542)	(90,093)	(5,820)	(41,113)	(47,797)
CP&CE Programs	(14,047)	(99,240)	(87,136)	(7,634)	(53,938)	(49,377)
Total cost of revenues	(24,597)	(173,782)	(177,229)	(13,454)	(95,051)	(97,174)
GROSS PROFIT
K-12 Schools	7,398	52,258	60,865	6,266	44,276	39,368
CP&CE Programs	2,788	19,702	45,910	2,284	16,136	28,816
Total gross profit	10,186	71,960	106,775	8,550	60,412	68,184